

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Mr. Richard A. Rappaport, President and Director
WRASP 33, Inc.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

> **Re: WRASP 33, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 31, 2011**
> **File No. 000-54266**

Dear Mr. Rappaport:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ David Link for

                                    John Reynolds
                                    Assistant Director